Statement of Cash Flows

JL Chandler Enterprises LLC.
1/1/2021-4/30/2021

Financial Statements in U.S. Dollars

Operating Activities

Net Income	(19937)
Net Income	(19937)

Financing Activities

Owner Draw	(32047)
Net Cash Provided by financing	(32047)
Cash and Cash Equivalents at beg. Of period	179752
Net Cash flows	(51984)
Cash and Cash Equivalents at end of period	127768
Net Change in cash for period	(51984)